

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2015

Via E-mail
Ronald J. Kruszewski
President, Chief Financial Officer, and Director
Stifel Financial Corp.
501 North Broadway
St. Louis, Missouri 63102

      Re: Stifel Financial Corp.
               Form 10-K for the Fiscal Year Ended December 31, 2014
               Response Dated May 22, 2015
               File No. 001-09305

Dear Mr. Kruszewski:

We have reviewed your May 22, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2015 letter.

Item 7. Management's Discussion and Analysis of Financial Condition and the Results of Operations, page 36

Results of Operations – Global Wealth Management, page 47

Asset Management and Service Fees, page 48

1.   We have read your response to comment 1. As previously requested, and in an effort to provide more fulsome disclosure to your investors, please confirm whether you plan to disclose your assets under management roll-forward by asset class (i.e. Equity, Fixed income, Money market, Alternative, Hybrid, etc.) in future filings. If you are unable to provide the roll-forward at this or a similar disaggregated level, please tell us why not.

III. Loan Portfolio, page 58

2.   We have read your response to comment 2. Please confirm to us that you will revise your disclosure in future filings to quantify the amount of your potential problem loans.

Item 8. Financial Statements and Supplementary Data, page 86

Notes to Consolidated Financial Statements, page 97

Note 9 – Bank Loans, page 127

3.   We have read your response to comment 3. In Appendix A of your proposed response, your description of your risk ratings: pass, "special mention", substandard, and doubtful, does not correspond to the tabular presentation that presents your loan portfolio by risk category: pass, "watch", substandard, and doubtful. Please advise us on the discrepancy between special mention and watch, or revise your disclosure accordingly.

Note 26 – Earnings per Share ("EPS"), page 149

4.   We have read your response to comment 5. You have proposed to expand your disclosure in future filings to state "Applying the two-class method of computing earnings per share would not differ materially from our computation of basic earnings per share." It is not appropriate to have a stated accounting policy that does not comply with GAAP. Please revise your proposed disclosure accordingly.

        You may contact Jim Dunn at (202) 551-3724 or Yolanda Trotter at (202) 551-3472 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        /s/ Kevin W. Vaughn

                        Kevin W. Vaughn
                        Branch Chief